Ms. Angela Crane Branch Chief Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 USA	June 20, 2007
Re:	IMAX Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 (the “Form 10-K”), and Form 10-Q for the Fiscal Quarter Ended September 30, 2006 (the “Form 10-Q”) File No. 000-24216
Dear Ms. Crane:
We refer to the comment letter dated February 12, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-captioned filings by IMAX Corporation (“IMAX” or the “Company”).
IMAX acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. IMAX also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company has considered the Staff’s comments, reviewed the accounting literature related to revenue recognition, consulted with its auditors and outside advisors and performed an extensive review of its arrangements and has concluded that it should change its accounting policy for revenue recognition. The principal changes are to (a) treat the theater system equipment (including the projection system, sound system, screen and 3D glasses cleaning system) and certain services as a single deliverable and a single unit of accounting and (b) require signed customer acceptance prior to revenue recognition. In the Company’s Annual Report on Form 10-K (the “2006 Form 10-K”) , the Company intends to restate its financial statements for the years ended December 31, 2004 and 2005, its selected financial data for the four years ended December 31, 2002, 2003, 2004 and 2005, and its quarterly financial data for the seven quarters ended September 30, 2006 to reflect this new policy. A more complete executive summary of the change in policy and the new policy itself are attached as Exhibit 1. The Company’s responses in this letter should be read in conjunction with this Exhibit.
The Company believes that its change in accounting policy addresses a significant number of the Staff’s comments in the February 12 letter and we have not sought to specifically respond to those portions of the comments that we believe have been addressed by the change in policy.
IMAX CORPORATION
2525 Speakman Drive
Mississauga, Ontario
Canada L5K 1B1
t 905.403.6500 f 905.403.6450
www.imax.com

Should the Staff desire further responses to those portions of the comments or any other comments, we will, of course, supplement our response.
For ease of reference, we have set forth a verbatim reproduction of your comments, followed by our response. IMAX will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis, page
Sales Backlog, page 32
1.	Please refer to prior comment 1. We note that you enter into joint box-office sharing arrangements, where you receive a large portion of a theater’s box office revenue in exchange for contributing the systems components to the theater. If material, revise revenue recognition in future filings to disclose.
There have been only a few occasions in the past where the Company has entered into an arrangement where the equipment is placed in a theatre solely in exchange for a share of the theatre’s box office revenues. The aggregate amount of revenues in 2005 reported by the Company (within rental revenues) was $666,000. These revenues were generated from five arrangements where the equipment was installed in 2005. These amounts were not material in 2005 in comparison to total revenues.
In the Company’s 2006 Form 10-K and in future filings, the Company will revise its accounting policy note in the financial statements to include disclosure of its policy relating to joint box-office sharing arrangements and if material the amounts of revenue from this source.
Note 2, Summary of Significant Accounting Policies, page 61
(n) Revenue Recognition, page 64
2.	Please refer to prior comments 6 and 7. FASB Concept Statement 5, footnote 1, defines the earnings process and notes that “earnings in this sense is a technical term that refers to the activities that give rise to the revenue — purchasing, manufacturing, selling, rendering service, delivering goods, allowing others to use enterprise assets, the occurrence of an event specified in a contract, and so forth” [emphasis added]. Paragraph 83(b) states “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” We note from your response that you consider the following theater components, (i) projection and sound system; (ii) screen system; and (iii) glass cleaning system to be separate deliverables under EITF 00-21. Explain why the theater system is not your deliverable, since that is what you are contractually obligated to deliver.
As noted above, the Company has considered the Staff’s comments, reviewed the accounting literature related to revenue recognition, consulted with its auditors and its other advisors and performed an extensive review of its arrangements for its theatre systems. Based on this review, the Company has concluded that generally the deliverables for consideration under EITF 00-21 should be changed to the following:
TYPICAL DELIVERABLES
•	Projection system, sound system, screen system, glasses cleaning machine, theatre design support, supervision of installation, projectionist training and trademark rights (the “System Deliverable”)

•	3D Glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
Please see Exhibit 1, Revenue Recognition on Typical Theatre Systems Arrangements, for the Company’s new accounting policy. Section 1 of the Company’s new policy covers the identification of deliverables in a typical IMAX arrangement. Exhibit 1 also includes an executive summary that reconciles the old accounting policy to the new accounting policy.
3.	Notwithstanding the above, we note that you consider the theater components to be separate deliverables since you believe each meets the criteria outlined in paragraph 9 EITF 00-21. Please address the following:
•	Tell us whether the customer is legally precluded from reselling the system under the terms of the contract. If so, please explain how the criterion discussed in paragraph 9.a of the EITF 00-21, which states “the customer could resell the delivered items(s) on a standalone basis” is met.

•	If the customer is able to resell the system to a third party, discuss whether the subsequent buyer would have viable installation alternatives other than from IMAX. Refer to Example 6 of the Appendix to EITF 00-21.

•	We note that your performance depends on the performance of others, such as the customer and sub-contractors. Specifically, we note that you cannot commence installation of the system until all facility construction and services as called for in the contact are substantially complete. Explain how the criteria in paragraph 9.c of EITF 00-21, which states, “performance of the undelivered items is considered probable and substantially in control of the vendor”, would be met if your performance depends on the interior theater space being completed by others.

•	Tell us whether you ship components to designated storage sites if the theater interior is not complete. If so, explain how you recognize revenue for these components stored at off-site storage facilities.

•	We may have additional comments after reviewing your response.
The Company believes the change in the typical deliverables noted in the response to comment 2 addresses this comment. Accordingly, we have limited our response to this comment to those matters noted in the comment that are not fully addressed by the new policy.
The Company’s arrangements with its customers generally permit the customer to sell or sub-lease the equipment, subject to a right of first refusal in favor of the Company. The arrangements also generally prohibit the customer from moving the equipment without the Company’s consent.
The customer (or any subsequent purchaser or lessee) is responsible for arranging the physical installation of the equipment. The Company only supervises the installation and is not responsible for the physical installation of the equipment. If the customer were to resell the system to a third party, there are third party vendors with sufficient knowledge and experience to provide a level of installation services comparable to the Company.
The customer often needs to complete other items after the Company’s criteria for revenue recognition have been satisfied and before the theatre can open. These may include certain final fits and finishes in the theatre. None of these items are obligations of the Company. These items do not affect the performance or functionality of the theatre system that has been installed and accepted by the customer.
The Company typically ships components to the customer’s theatre or a site designated by the customer. Since January 1, 2000, the Company has recognized revenue upon installation except in the very limited situations where the Company is released from further obligations (including its obligation to supervise installation) after delivery.
4.	Regarding your lease agreements, we note that since you believe SFAS 13 is “silent as to whether multiple pieces of equipment covered by a single master lease agreement should be viewed separately or bundled together or viewed as one lease for purpose of recognition, you follow the guidance in EITF 00-21. However, we note that in paragraph 4 of EITF 00-21 the taskforce acknowledged that SFAS 13 represents a “higher-level authoritative literature”. This is further clarified in footnote 3 to paragraph 4.a (ii) of EITF 00-21, which states that leased assets are required to be accounted for separately under the guidance of SFAS 13 and indicates that the guidance in SFAS 13 would be applied to separate any non-SFAS 13 deliverables, such as maintenance, etc., from the leased equipment and to allocate the related arrangement consideration to those deliverable. Further we note that the EITF specifically indicated that EITF 00-21 would only be applied to further separate any non-SFAS 13 deliverables and to allocate the related arrangement consideration.

•	Tell us how you considered the guidance in paragraph 4, including footnote 3, in reaching your conclusion.

•	As we note from your sample contract that you have contracted to lease equipment, inclusive of a projector, sound system, a screen and 3-D glasses cleaning machine, explain to us why you would not account for the leased equipment deliverable pursuant to the guidance in paragraphs 17 or 19 of SFAS 13, as applicable.

•	Further, as we note that the arrangement does not include real estate, tell why you believe the guidance in paragraph 27 would be applicable.
Under the Company’s new accounting policy all the theatre equipment (including certain other obligations) comprise a single deliverable. Further, the Company has decided to treat all of the equipment in a lease arrangement as a single unit of accounting.
While under SFAS 13 each piece of equipment could be considered separate leased property and a separate unit of accounting, the Company has concluded that it would be more appropriate to view all of the equipment as a single unit of accounting for the same reasons as outlined in section 1 of the policy attached as Exhibit 1. Prior to installation by the customer of the equipment, the customer has not obtained the ability to substantively use the theater projector system.
Except as noted in our previous response of December 12, 2006, the Company does follow the guidance in paragraph 17 and 19 of SFAS 13 for accounting applicable to sales-type leases and operating leases, respectively.
5.	Please refer to prior comment 14. We note that the sample contract, provided as an exhibit, includes a definition of “Date of Acceptance” as “the earlier of (a) the date on which IMAX certifies to Client and Client is in agreement (which agreement will not be unreasonably withheld or delayed) that the training of personnel, installation and run-in testing of the System is complete; (b) the date on which the Theater is opened to the public; and (c) a specified date agreed to by the Company and the customer.” We also note that you document the acceptance by the customer of the theater components, but you do not consider this to be a “substantive” acceptance procedure for purposes of determining the revenue recognition point of the various system components. Please address the following:
•	Explain your client acceptance process and the documents that record the acceptance by the customer. Explain when these are obtained and how they impact your revenue recognition. For the 14 theater systems where revenue was recognized in December 2005, please tell us the specific date of acceptance by the customer.

•	We note that you obtain letters of credit from customers for some of the initial rent that provides for payment upon presentation of a standard commercial invoice and/or other documents obtained form the customer. Please explain when you invoice the customer and tell us what “other documents” are provided to the customer. For example, tell us if you are required to present a customer acceptance certificate to obtain the funds from the bank.
•	Tell us your consideration of the guidance in Question 1 of SAB Topic 13.A.3b which states, “the delivery criterion would generally be satisfied... unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions.”

•	Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met. We assume that these clauses are legally enforceable. Please advise us.
The Company’s new accounting policy provides that revenue will be recognized on the equipment only when (i) the installation of such equipment is substantially complete (as defined under the policy) and (ii) the earlier of: (a) receipt of written customer acceptance or (b) public opening of the theatre. The Company believes this change addresses the comments raised by the Staff. Accordingly, the Company has limited its response to this comment to those matter noted in the comment that are not fully addressed by the new policy.
The signed customer acceptance generally takes the form of a standard form (see Exhibit 2). The Company’s staff performing the supervision of installation will request that the customer sign the Customer Acceptance Form upon completion of the installation. When the form is not signed when the Company’s representatives leave the customer site, our Business Affairs representatives will follow up and obtain the customer acceptance as soon as possible after the equipment installation has been completed. Revenue will not be recognized until customer acceptance is received or if the customer acceptance certificate is not received, the Company will use the public opening date of the theatre as the date of implicit acceptance by the customer.
For the 14 theatres with respect to which revenue was recognized in fourth quarter of fiscal 2005, the specific customer acceptance dates are outlined in Exhibit 3.
The Company invoices customers in accordance with the contractual payment terms. Generally speaking, (a) these invoices for the initial payments are sent on various dates between execution of the arrangement and the date of acceptance, although, in certain cases, payments and invoicing may be scheduled after installation and acceptance, and (b) the Company provides only a standard commercial invoice to the customer when payments are due under the arrangement. This standard commercial invoice is also provided to the bank in order to draw upon the letter of credit. Generally, the Company is not required to provide a Certification of Acceptance to draw upon the letter of credit unless the letter of credit is drawn before the date specified in the arrangement.
The Company’s revenue arrangements do not include a right of return by the customer in the absence of a material breach or default by the Company. A customer may receive a refund in the case of a material breach by the Company of the arrangement. Such a breach has not occurred in the last five years. Once any of the equipment components have been installed, the customer is not entitled to return the delivered item(s). Further, the Company’s contracts with customers generally require that the customer take delivery of the contracted items. Historically, the Company has been successful in enforcing these provisions either by specific performance or by a return of the equipment without refund.
6.	We also note that the equipment components are “thoroughly” tested at your facility before delivery to ensure each component will meet the company defined equipment specifications upon delivery and installation by the customer. Please address the following:
•	Explain to what extent you are able to duplicate a customer’s specific environment in your pre-shipment environment. For example, explain if you create a testing chamber to the exact dimension as the customer’s theater.

•	Tell us how you test the equipment prior to shipment to ensure that it will be successfully integrated at the customer’s location and operate in the customer’s environment.

•	Explain what portion of the contract fee is contingent upon a successful installation.

•	Explain why you believe functional testing is inconsequential or perfunctory if testing appears to be essential to the functionality of all components together and in the finished theater environment.

•	We note in Section 4.01(a) of the sample contract, that a portion of the initial rent is due upon “the earlier of the Date of Acceptance and X”. Tell us your consideration of Question 3 of SAB 13 Topic 13A.3c which states, “if it is determined that the undelivered service is not essential to the functionality of the delivered product but a portion of the contract fee is not payable until the undelivered product but a portion of the contract fee is not payable until the undelivered service is delivered, the staff would not consider the obligation to be inconsequential or perfunctory.”

•	Also, tell us your consideration of the guidance in Question 2 of SAB Topic 13.A.3b which states, “if an arrangement includes customer acceptance criteria or specifications that cannot be effectively tested before delivery or installation at the customer’s site, the staff believes that revenue recognition should be deferred until it can be demonstrated that the criteria are met. This situation usually will exist when equipment performance can vary based on how the equipment works in combination with the customer’s other equipment, software or environmental conditions.”
The Company believes that its change in accounting policy related to customer acceptance addresses this comment. Accordingly, we have limited our response to this comment to those matters noted in the comment that are not fully addressed by the new policy.
The Company’s projection systems typically are not custom designs for particular theatres or applications. Customers generally select a standard model of projection system and are required to construct or modify a theatre based on Company-specified design criteria to ensure that the system selected will function based on Company specifications.
The Company’s equipment generally does not interact with other customer equipment or software. Environmental conditions in which the system is to operate are also specified by the Company and outlined in the arrangements.
The Company’s systems are fully tested at its manufacturing facility in Mississauga, Canada. The components are tested both individually and as a system. These tests are performed in environments that are representative of a typical projection system booth at a theatre. It is not necessary to test in a chamber of the exact dimensions as the customer’s theatre to ensure the components and system will function to specification.
None of the initial payments or minimum payments are contractually contingent on successful installation. However, in certain cases, the Company has modified certain initial payments to coincide with the expected installation date of the screen.
Under the Company’s new accounting policy (see section 4(d) of Exhibit 1), installation of the equipment requires that the equipment also be put through a complete function start-up and test procedure to ensure proper operation upon connection to the theatre’s services. All components of the System Deliverable are to be tested individually and as a system. As noted in the Company’s new policy, certain fine tuning and calibration may not be completed at the date the equipment is fully installed and operational. The Company has concluded these generally will be inconsequential and perfunctory. The reasons for these conclusions are set out in the policy.
7.	In this regard, we note that where IMAX has delayed installation, the Agreement provides for two remedies; (i) termination of the Agreement, upon which IMAX must remove the system and refund monies to the customer, and (ii) the customer can perform the unperformed material obligations and IMAX would reimburse the customer for its costs of doing so. Please discuss in greater detail this general right of return when installation is not performed to the satisfaction of the customer. Given the contractual provision, please explain in greater detail why you believe the price is fixed and determinable and the earning process is complete prior to the full installation and calibration of the theater system. In your response explain how this is consistent with the guidance provided in Question 5 of SAB Topic 13.A.3b.
The Company notes that delays in installation almost always result from delays on the part of the customer rather than the Company. Delays typically relate to the customer’s inability to complete the theatre to the point where installation of the components can commence.

As indicated above in the response to comment 2 and more fully described in Exhibit 1, the Company has changed its revenue recognition policy. As discussed above in the response to comment 5, the Company’s new policy provides that revenue will be recognized on the System Deliverable unit of accounting only when (i) the installation of the equipment is substantially complete (as defined in the policy) and (ii) the earlier of: (a) receipt of written customer acceptance or (b) public opening of the theatre.
In relation to your comments on rights of return, see response to your comment 5. See page A-12 of Exhibit 1 for a discussion of why the Company considers certain items such as fine tuning of the sound system and final calibration to be inconsequential and perfunctory.
8.	We note that the customer has several rights under an IMAX system arrangement as set forth in the sample contract provided. Specifically, we note that the customer’s rights may include indemnity on installation and maintenance services provided by the Company. We also note that the indemnity provisions require you to be liable in instances that may arise from the installation or maintenance of the system components. Tell us what rights are available to the customer under the indemnity provision. For example, discuss whether you are required to take back the equipment if installation is not successful. It appears that the provision should be disclosed pursuant to FIN 45.
Under the indemnity provisions noted in the Staff’s comment, the Company’s only obligation is to replace or repair defective parts and to maintain or repair the equipment under a maintenance agreement. Based on the Company’s new policy requiring the equipment be in full working condition before revenue is recognized on the equipment, the Company’s remaining obligations related to the equipment would be warranty and maintenance. For a description of the items that would be subject to warranty see page A-12 of Exhibit 1 of the Company’s new accounting policy. An appropriate accrual for warranty is recorded by the Company in accordance with SFAS 5 for known defects and issues upon recognition of any revenue. Subsequent to revenue recognition, the Company will accrue a provision for warranty costs when defects or issues arise where it is probable that a loss will occur and the amount of the loss can be reasonably estimated.
The Company’s maintenance agreements are essentially maintenance and extended warranty agreements that are accounted for in accordance with FTB 90-1. Except as outlined in the response to comment 5, the Company is not required to take back the equipment if installation is not successful.
The Company will provide disclosures pursuant to FIN 45 in its financial statements to be included in its 2006 Form 10-K and future filings.

9.	Please refer to prior comment 6. We note there may be circumstances when your arrangements include distinctive provisions that are not standard. Please tell us about any material non-standard provisions offered to customers.
In connection with the Company reviewing all system arrangements during the period 2002 through 2006, the Company has identified certain material non-standard clauses which it is reviewing in the context of its effect on the accounting for these arrangements.
At the date of this letter, this review is still ongoing. Upon completion of this review the Company will respond to this question in the form of an addendum to the Company’s response.
10.	We note for DMR film revenue that you receive a fixed fee or variable fee based on a percentage of the customer’s box office revenue. Please quantify the amount of revenue recorded in fiscal year 2005 and 2006 for these arrangements. Also explain when expenses under a fixed fee arrangement are recognized. Finally, tell us when you recognize a loss under these arrangements.
The amounts of DMR film revenue recognized in 2005 and for the nine months ended 2006 were $8.85 million and $8.5 million, respectively. All these fees were variable fees based on a percentage of the customer’s box office revenue.
Under the Company’s accounting policy, the costs of digitally re-mastered films where the copyright is owned by a third party are accounted for similar to a film right in accordance with SOP 00-2. The costs are capitalized and amortized using the individual film forecast method in the same ratio that current gross revenues bear to anticipated ultimate revenues from the re-mastered film.
The recoverability of the DMR film costs is dependent on the commercial acceptance of the films. If events or circumstances indicate that the fair value of a film is less than the unamortized film costs, the asset is written down to its fair value. The Company determines fair value of its films using a discounted cash flow model. This policy is consistent with the method for recognizing impairment for films under SOP 00-2.
11.	Please revise future filings to disclose your revenue recognition policy for revenues included in “theater operations.”
The Company will disclose its revenue recognition policy for revenues included in “theatre operations” in its financial statements to be included in its 2006 Form 10-K and future filings.
12.	Please refer to prior comment 7. According to your response, you did not follow your stated accounting policy for the first three quarters of 2005, by not separately accounting for theater components. Please address the following:
•	Confirm that you retrospectively reviewed all periods since adoption of EITF 00-21 to ensure all deliveries and installs occurred in the same quarter. For example, we note the disclosure on page 7 of your Form 10-K, that as of December 31, 2004 you had three theater systems installed, but not included in the 2004 table.

•	Discuss how you considered the guidance in SFAS 154 when evaluating whether this represented an error in previously issued financial statements and how it should be corrected.
In connection with the change in its accounting policy, the Company is reviewing all arrangements that include System Deliverables during the period 2002 through 2006 to ensure compliance with the new policy. At the date of this letter, this review is still ongoing. The guidance under SFAS 154 will be followed and appropriate disclosures will be included in the Company’s financial statements to be filed in the 2006 Form 10-K and future filings.
13.	We note you retrospectively reviewed all installations in the first three quarters of 2005 and noted two occasions where screen components were not “substantially complete” in the same quarter. Please explain what remained to be completed on the two screen components. Tell us whether revenue was recognized for the other theater system components, and if so, please quantify.
Under the Company’s new accounting policy the treatment of the two occasions on which screen components were not “substantially complete” in the same quarter as the system was installed during the first three quarters of 2005 will be restated. As indicated above in the response to comment 12, the Company’s review of past installations in this regard is ongoing.
On the two occasions noted in the comment, the screen membrane had been delivered and was on site and the screen frame had been installed, but the screen membrane had not yet been installed by the customer-hired installers. Irrespective of the screen not having been fully installed, all equipment revenue was recognized on these installations in Q1 and Q3 respectively, amounting to $2.2 million and $1.64 million in Q1 and Q3, respectively.
Under the Company’s new accounting policy, revenue from these two installations will instead be recognized in the quarter in which the screen was installed.
14.	Please refer to prior comment 11. We note that you offer incentives such as marketing credits or films to induce the customer to commence timely installation of the component systems.
•	Quantify the amount of incentives given for all periods presented.

•	Explain how your accounting for these incentives as a reduction of revenue complies with paragraph 10 of EITF 01-09, which states, “free products or service delivered at the time of sale of another product or service should be classified as cost of sales.”

In the past, the Company has offered marketing credits to customers by either allowing the customer to reduce the amount of a payment under the arrangement, or by providing a refund to the customer for the credit amount. The Company considers marketing credits to be a reduction in the overall arrangement consideration, as the Company does not receive any identifiable benefits in exchange for these types of incentives. In certain instances, the Company requires evidence that the customer used the amounts for marketing before providing the credit.
The film rights and prints that have been provided to the customers in these situations have been for films that are in the Company’s film library and for which the Company has previously entered into separately priced third party licenses. These rights are provided either as part of the original arrangement or through modifications to the original arrangement prior to the recognition of revenue under the arrangement.
EITF 01-09, paragraph 7, indicates that free or significantly discounted products or services in a prior or current transaction are multiple deliverable transactions within the scope of EITF 00-21. Therefore the Company has treated these film incentives as a separate unit of accounting under its new revenue recognition policy. As such, the Company believes that these film incentives are scoped out of EITF 01-09.
The amount of incentives on a fair value basis for the years ended December 31, 2003, 2004 and 2005 and the nine months ended 2006 is $127,000, $213,000, $506,000 and $25,000 respectively.
Sales-Type Leases of Theater Systems, page 64
15.	Please refer to prior comment 9. We note that the company determined upon further review of the accounting, that in certain circumstances the accounting was not in compliance with U.S. GAAP, but determined the amounts were not material for restatement. For each error, please provide the following:
•	Describe how you previously accounted for the item, if at all, and contrast that with the accounting required under U.S. GAAP.

•	Quantify, on a gross basis, the adjustment that is required under U.S. GAAP to correct each error.

•	Confirm that your materiality assessment takes into consideration any waived adjustments for any of the periods in which the errors occurred.

•	Describe clearly any assumptions you make in allocating amounts to the different periods and explain why these allocations are appropriate.

•	Explain why the “recognition point” for certain of your component systems has not occurred.
As noted in the Company’s response to the Staff’s prior comment 9, the NIL in the Company’s financial statements included in its 2005 Form 10-K includes amounts related to the screen that had yet to be installed. As a result of the Company’s new revenue recognition policy, the screen will be recognized as revenue at the same point in time as the other pieces of equipment.

As noted in the Company’s response to the Staff’s prior comment 9, certain future payments were excluded from the NIL. In conjunction with the restatement, the Company will include within NIL and financed receivables all unpaid amounts.
The Company also noted in its response to the Staff’s prior comment 9 that certain warranty items were not accrued in certain prior periods. Under the Company’s new accounting policy, warranty costs will be accrued as applicable.
In connection with the implementation of its new revenue recognition policy and its ongoing review of all system installations during the period 2002 through 2006, the Company will ensure amounts are appropriately classified or recognized as applicable.
16.	We note that you recorded gains of $1.7 million and $3.8 million in fiscal years 2004 and 2003 for the “impact from change in payment terms” of leases. Describe for us the payment terms that changed and explain how you determined the amount and period in which to record the gain. Explain where the gain is recorded in your financial statements. Cite the literature on which you relied.
In 2000 and 2001, the Company had recorded significant valuation allowances against its receivables (NIL’s, financing receivables and accounts receivables). These provisions were required as a number of the Company’s customers were under financial distress and/or involved in bankruptcy proceedings. During 2003 and 2004, the Company was able to obtain signed amendments to its arrangements with a number of its customers whereby minimum ongoing payments were adjusted down and customers were released from certain obligations. As a result of these amendments, the customer’s ability to pay was improved and the Company determined that the collectibility issues had been resolved. As noted in our previous response of December 12, 2006 (under comment 11), in 2003 and 2004, the Company recorded in the income statement $3.8 million and $1.7 million, respectively, of which $3.8 million and $1.1 million, respectively, represent reversals of valuation allowances originally recorded against receivables. The remaining amount in 2004 represents settlement income and has been included in the IMAX systems revenue line. The Company relied on the provisions of SFAS 13 and SFAS 5 in recording the reversal of the valuation allowances.
17.	Please refer to your response to prior comment 12. Individually quantify the impact on the financial statements for the following: (i) consensual buyouts; (ii) lease agreements in default and (iii) upgrade to MPX systems for all periods presented. The following additional comments refer to the MPX system upgrades:
•	Describe to us the material terms of the agreement, when a customer upgrades to the MPX system, including the date you sign the original agreement, the date you record the termination and the date you sign the new agreement; any consideration exchanged and the termination provisions or expiration date. Discuss any side agreements or mutual understandings not documented in the agreement.

•	Provide us with the journal entries showing us how the lease was originally recorded, how it was termination and how the new lease was recorded.

•	Discuss any sales incentives given to customers who upgrade. Explain if the customers receive any of their initial payment back after agreeing to upgrade to the MPX System.

•	Tell us how you met the conditions for extinguishment of a liability outlined in paragraph 16 of SFAS 140, especially since you were not released by the court or the creditors.
Exhibit 4 outlines the individual impact on the Company’s 2003, 2004 and 2005 financial statements for (i) consensual buyouts, (ii) lease agreements in default and (iii) upgrades to MPX systems.
Exhibit 5 details the items requested pursuant to bullet one of the comment above. The Company has included in the Exhibit five transactions which represent 82% of the amounts reported in each period. The Company’s other arrangements are similar to the five for which the Company has provided details.
To illustrate the journal entries for these transactions, we have provided the entries that would apply to a MPX upgrade for Epic Entertainment Ltd. #4 listed in Exhibits 4 and 5.

		DR	CR
Mar 27, 1998	Cash Deferred revenue 3DGT Record receipt of first installment for 3DGT	$523,000	$523,000

Dec 30, 1998	Cash Deferred revenue 3DGT Record receipt of second installment for 3DGT	$1,046,000	$1,046,000

Dec 1, 1999	Cash Deferred revenue 3DGT Record receipt of third installment for 3DGT	$784,000	$784,000

Mar 1, 2000	Cash Deferred revenue 3DGT Record receipt of fourth installment for 3DGT	$261,500	$261,500

Mar 19, 2004	Deferred revenue 3DGT Revenue Record termination of 3DGT lease per agreed upon termination amount	$1,615,000	$1,615,000

Mar 19, 2004	Deferred revenue 3DGT Deferred revenue MPX Transfer deferred revenue to MPX obligation	$1,000,000	$1,000,000
The Company considers a number of factors in determining when an agreement related to the 3DSR and 3DGT equipment is terminated and a new arrangement is entered into for a MPX system:
•	While both arrangements relate to projection systems, the nature, size and functionality of the 3DSR and 3DGT projector systems and the MPX system are different. The MPX system is significantly smaller than the 3DSR and 3DGT systems and was designed for use specifically in existing multiplex theatres, meaning that a stand-alone, separately specified and constructed theatre is not required. The MPX system was designed based on new non-mechanical technologies, as compared to the older, more mechanical 3DSR and GT systems. The operating costs of the MPX systems are also significantly lower than the 3DSR and GT systems. Accordingly, the Company does not consider the new arrangement to be for the same or substantially the same asset.
•	The fair values of the equipment under the original arrangement (fair values range from $2.3 million to $3.6 million as of the date of the original lease signings) and the MPX systems under the new arrangement (fair values range from $1.4 million to $1.5 million as of the date of this letter) are substantially different. The fair values for the MPX systems noted above are derived from sales of MPX systems where no other deliverables, concessions or terminations were involved.

•	When the arrangement involved leases, the Company also compared the economics of the transactions to assess whether the arrangement was significantly different. The present value of the cash flows required under the original lease using the implicit rate in that lease and the present value of cash flows required under the new lease using the implicit rate under the old lease were substantially different. If the present values under each of the leases differed by more than 10%, the Company considered the old lease to be terminated. The Company based this analysis on literature similar to the accounting for the modification or exchange of debt instruments (EITF 96-19).
Based on the above factors, the Company concluded that the arrangements were substantially different such that the old arrangement was terminated. In the five arrangements for which the Company has provided additional details, the Company obtained amendments to its arrangements under which the customer agreed not to receive the 3DSR or 3DGT equipment, to terminate the existing arrangement, to release the Company from its obligations to provide the 3DSR and 3DGT equipment, and agreed to purchase the MPX system under the new terms and conditions set out in the amendment to the original arrangements. The amendments include the new initial payments and minimum continuing payments required for the MPX equipment and the amount of the termination payment. Based on these terms set out in the contract, the Company considered its original obligation to provide the 3DSR or 3DGT equipment to be extinguished as the Company is legally released by the customer. The customer does not receive a refund of any of their initial payments back after agreeing to upgrade to the MPX system. Accordingly, the Company believes it has met the requirements under SFAS 140 to de-recognize the deferred revenue as the Company has been relieved by the debtor as the debtor has agreed to receive an asset with a fair value less than the debtor has paid the Company, and the debtor has agreed not to require the Company to refund any amount in excess of the fair value of the new equipment.

Note 26. Discontinued Operations, page 89
18.	Please refer to prior comment 23. We note the 1.2 million of the settlement was received shortly after year-end, but was recorded as a gain in fiscal year 2005. Please explain why recording the gain in fiscal year 2005 was appropriate. Tell us how your accounting complies with paragraph 17 of SFAS 5, regarding gain contingencies.
As noted in the Company’s response to the Staff’s prior comment 23, the Company recorded $1.2 million of the $3.5 million settlement arrangement entered into between the Company and Digital Projection International (“DPI”) in the fourth quarter of 2005. As detailed in the Company’s previous response, this settlement was for the original $12.7 million loan receivable that was part of the original disposition of DPI in December 2001. In 2001, the Company used the guidance in SAB Topic 5E to conclude that the financial impact of the disposition associated with the loan receivable could not be realized until major uncertainties as to ultimate realization of the note receivable were removed. For the year ended December 31, 2005, the Company determined that there was sufficient evidence to eliminate any uncertainty as to ultimate realization of the $1.2 million, which was received shortly after period end, but before the filing of the Company’s 2005 Annual Report on Form 10-K. By the time the 2005 financial statements were prepared, it was clear that a portion of the receivable was collectible (as it had been received), and it is considered appropriate to consider the subsequent event period in this assessment. While the Company referred to the $1.2M as a gain the amount was a reversal of a note receivable provision. Accordingly when collectibility was reasonably assured the Company reversed the allowance. The Company considers this to be a reversal of a loss contingency and not a gain contingency in accordance with paragraph 17 of SFAS 5.
Form 10-Q for the period ended September 30, 2006
Management Discussion and Analysis, page 34
Outlook, page 42
19.	We note that customers will substitute traditional theater systems with digital technology in the near future. With a view toward clearer disclosure, please discuss the trend toward digital technology and the anticipated impact on your results of operations. Discuss when you anticipate your digital operations will become profitable and the subsequent impact on your traditional theater systems. Explain if your contracts with customers require you to upgrade the customer’s theater to digital technology. We reference the discussion on page 42.
The Company will include additional disclosures with respect to the trend towards digital technology and its anticipated impact on the Company’s results of operations in the Managements Discussion and Analysis in its 2006 Form 10-K and future filings.
In the previously reported periods, the Company did not have any instances where it was legally obligated to upgrade the customer’s theatre to digital technology. However, in certain arrangements the Company has provided an option for the customer to purchase a digital system for a “to be negotiated” price.

20.	We note that you recognized the sale of three used theaters systems in the first nine months of 2006 and nine used systems in 2005. Please address the following:
•	Described the events and circumstances that caused you to have used theater systems in your inventory.

•	Provide us with the amount of revenue recorded from the sale of these used theater systems in the periods presented.

•	Tell us whether these systems are sold at lower margins than new products and, if so, explain how the sale of these systems impact profit margins.
The Company has added used projection systems to its inventory typically as a direct result of the return of equipment when customers’ theatres close. Theatre closings have occurred for a number of reasons, including: (a) customers not renewing their original leases at the end of the lease term (at this point the Company would remove the equipment from the theatre), and (b) customers who experience financial difficulty and are forced to close their theatre in advance of reaching the end of term of their arrangements. Where the customer does not intend to continue operating the system and the customer is in payment default, the Company will typically repossess the equipment from the theatre.
The amount of revenues recorded from the sale of used theater systems in 2003, 2004, 2005 and for the nine months ended 2006 was nil, $1.2 million, $7.46 million, and $2.04 million respectively. These amounts included the sale of used theater systems from inventory as well as transactions for the buyout of the residual in a lease (as customers typically do not have a purchase right or bargain purchase options).
The sale of these used systems does impact system profit margins. Where customers buy out the residual in a lease the margins as a percentage of revenues are generally much higher than normal systems margins on new product sales as there is minimal costs associated with the sale of the used system in this situation. When the customer purchases a used projection system from inventory, the margins are normally lower than that of a new projection system of the same model.
The Company will disclose the impact of the sale of used theater systems from inventory versus a residual lease buyout in future filings.
* * * * * * * * * * * * * *
Should you require clarification or have any further questions, please contact me at (905) 403-6571. The Company stands ready to assist the Staff in any way possible in connection with the matters addressed in this letter.
Thank you,
“Edward MacNeil”
Edward MacNeil
Chief Financial Officer
cc:	Kevin Kuhar, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Jodie Hancock, Senior Accountant, Corporate Finance Branch, Ontario Securities Commission
PricewaterhouseCoopers, LLP
Robert Lister, IMAX
Members of Audit Committee

Exhibit 1
IMAX Corporation
Executive Summary of Changes in Accounting Policy on Revenue Recognition:
The Company has decided to change its accounting policy for revenue recognition on theatre systems as described in the attached policy.
The following presents the key points of the revised accounting policy for the recognition of revenue on typical theatre system arrangements with its customers with certain comparative information on the previous policy.
Identification of Deliverables:

Old Policy - Deliverables		New Policy - Deliverables

•	Projection system, sound system, supervision of installation and trademark rights	•	Projection system, sound system, screen system, glasses cleaning machine, supervision of installation, projectionist training services and trademark rights

•	Screen system and the supervision of its installation

•	Glasses cleaning system

•	3D glasses	•	3D glasses

•	Initial maintenance services	•	Initial maintenance services

•	Separately priced maintenance and extended warranty services	•	Separately priced maintenance and extended warranty services

•	Film licenses	•	Film licenses

•	Training services

Units of Accounting
Deliverables = Units of Accounting		Deliverables = Units of Accounting

Exhibit 1
Timing of Revenue Recognition:
In both the revised and previous policy, the criteria related to persuasive evidence of an arrangement, fixed and determinable fees and collectibility are unchanged. However, the Company has expanded its guidance on assessing these criteria. The following sets out the key points relating to these three criteria:

Persuasive evidence of arrangement

•    Executed legal documents
•    Evidence of modification or amendment before revenue is recognized as follows:
1.    Changes in payment terms on completion of installation requires written evidence, however not a signed amendment
2.    Other modifications require signed amendments

Fee fixed and determinable

•    Arrangements specify fixed initial payments and fixed ongoing payments
•    Arrangements include contingent payments which are recognized when reported by customer
•    Price concessions and discounts are reductions of consideration

Collectibility

•    Assess collectibility at signing of arrangement and again at point of recognition

Exhibit 1
Delivery of product and performance of service must be substantially complete

OLD POLICY		NEW POLICY

•	When installation of unit of accounting deemed substantially complete by installer	•	Installation of projector, sound system and screen system defined as full working condition, permanent service hook-ups and completion of installation close out report and checklist.
•	When substantive issues raised by client that IMAX acknowledges have been resolved	•	Delivery of glasses cleaning machine (“GCM”)

•	No requirement for acceptance certificate prior to revenue recognition	•	Company requires receipt of acceptance. Where not received, public opening date is implied acceptance date

•	Any remaining obligations deemed inconsequential and perfunctory (for example):	•	Any remaining obligations deemed inconsequential and perfunctory (for example):

	• Final tuning/calibration		• Final tuning/calibration

	• Projectionist training		• Projectionist training

• Install polarizers

Exhibit 1
Why the Change in Policy?
•	Identification of deliverables requires significant judgment.

•	Under prior accounting, the Company considered the following factors in identifying deliverables:
•	Illustrative examples 2 and 8 in EITF 00-21

•	Screen did not interact electronically with the other components and is manufactured by a third party supplier

•	Company has sold individual theatre system components separately
•	Based on review, Company has determined it is preferable to take into account the customer’s perspective and accordingly has considered the following factors to conclude that the equipment should be considered one deliverable:
•	The projector, sound system, screen and in the case of a 3D system, the glasses cleaning machine are typically sold together as a standard package

•	Customer’s expectation is an “image on screen” as the ultimate single deliverable

•	Places more focus on qualitative characteristics of the business arrangement with customer and the marketed interdependence of the equipment versus emphasis on technical aspects of equipment and their interdependence

•	Each of three main pieces of equipment are needed to project an image on a screen and create the “IMAX Experience” within a theatre; the customer is buying the “IMAX Experience”

Exhibit 1
Financial Impact of the Change in Policy for Combining Equipment into a Single Deliverable and Requiring Written Receipt of Customer Acceptance (preliminary and unaudited):

			Estimated Financial Impact
			(000’s)
Reported Year	Shifted to:	Theatre Installations	Revenues	Margin	EPS

2003	2004	1 (1) (2)	$365	$264	$0.01/sh
2004	2005	2 (1)	$2,900	$1,563	$0.04/sh
2005	2006	7 (2)	$13,045	$7,454	$0.18/sh
•	The restatement will also include certain other revenue adjustments that are not as a result of the policy changes.

•	The financial impacts are preliminary as the Company is still finalizing the review of the individual transactions in the prior four year period. The audit process has not yet been completed.

•	The amounts disclosed above only reflect the impact of movements between years reported and do not capture any movements within quarters of a given reporting year.
(1)	due to change in acceptance criteria

(2)	due to combining equipment into a single deliverable

Exhibit 1
IMAX Corporation
Revenue Recognition on Typical Theatre System Arrangements
Introduction
The following document presents the IMAX Corporation (“IMAX” or “the Company”) policy as it relates to the recognition of revenue on typical theatre system arrangements with its customers. The Company has drawn upon the guidance of EITF 00-21 (Revenue Arrangements with Multiple Deliverables), SAB 104 (Revenue Recognition), SFAS 13 (Accounting for Leases) and other revenue recognition guidance where applicable in determining the conclusions as presented herein. This policy statement has been developed and organized after consideration and assessment of the following:
•	Identification of typical arrangement deliverables

•	Nature of the arrangements

•	Determining the units of accounting

•	Timing of revenue recognition
The recognition of revenue requires considerable judgment based on the facts and circumstances of each individual transaction. This policy communicates a list of considerations for the recognition of revenue related to the Company’s typical theatre system arrangements. Each individual theatre system arrangement must be analyzed against this policy by appropriate personnel within the Finance department. Where items, elements, clauses, deliverables or circumstances in an arrangement are not contemplated in this policy, the facts and circumstances should be immediately communicated to senior finance management (Co-Controllers or Senior Vice President of Finance). Members of senior finance management will appropriately assess, address and document conclusions reached regarding revenue recognition under such facts and circumstances.
This policy does not address the specific controls and procedures which the Company will follow in assessing the arrangements under this policy. This will be separately addressed in the Company’s processes and controls documentation.
1)      Identification of Typical Arrangement Deliverables
By way of background, the Company generally provides a combination of elements to its customers in its sale or lease arrangements. There are several different elements that can be included in a typical IMAX sale or lease arrangement including, but not limited to:
•	Projection system

•	Screen system

•	Projectionist training

•	Separately priced maintenance and extended warranty services

•	Film licenses

•	Trademark rights

•	Sound system

•	Glasses cleaning system

•	Initial maintenance services

•	3D glasses

•	Supervision of installation

•	Theatre design support
Prior to applying any accounting guidance on recognizing revenue for the transaction, the Company must first consider what the “deliverables” are within the arrangements. Upon assessment of the deliverables, the Company can then assess whether each deliverable constitutes a separate unit of accounting or whether one or more deliverables must be combined for revenue recognition purposes under the applicable guidance including EITF 00-21.
The term “deliverables” is not explicitly defined in accounting literature. EITF 00-21 makes reference to a vendor’s deliverables and indicates that these are products, services or the rights to use assets; EITF 00-21 assumes that a company has already identified its “deliverables” prior to the application of EITF 00-21. The determination of a deliverable can be influenced by the terms of the arrangement between a vendor and its customer and the customer’s perspective of the deliverables, the interaction of the separate elements that could make up a single deliverable and other facts and circumstances unique to a transaction. As a result, the determination of the deliverables in an arrangement requires significant judgment.
It has been determined that in a typical IMAX arrangement, the deliverables would be as outlined below:
TYPICAL DELIVERABLES

•	Projection system, sound system, screen system, glasses cleaning machine, theatre design support, supervision of installation, projectionist training and trademark rights (the “System Deliverable”)

•	3D Glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
The Company’s basis for the determination of the above deliverables is as follows:
The System Deliverable reflects the fact that there are three main pieces of equipment that create utility or the “IMAX Experience” (i.e., the projector, the sound system and screen system). In addition, theatre design support, supervision of installation and projectionist training are provided to ensure the theatre structure, installation and equipment operation meets the Company’s specifications for the “IMAX Experience.” The “IMAX Experience” has been well articulated in the Company’s promotional materials and is fundamental to the Company’s branding. The Company markets a “standard package” to a customer of the projection system, the sound system and the screen and in the case of a 3D system, the glasses cleaning machine as well. This perspective focuses on qualitative characteristics of the business relationship between the Company and the customer. The customer generally cannot select separate pieces of equipment to create a package or system. The arrangement also provides the customer with the right to use the Company’s trademark. The Company does not consider this to be a separate deliverable as the trademark is inextricably linked with the projection and sound systems, and it is to be used predominantly in conjunction with the ultimate usage of the equipment components under the arrangement. The trademark has never been licensed separately apart from the equipment components on a standalone basis. As a result, the trademark is included in the System Deliverable. The trademark license typically commences on the date of execution of the arrangement by both parties.
The 3D glasses are consumable items that are required for the viewing of 3D films. Only a portion of the Company’s film library is offered in 3D, and the customer can choose to acquire the 3D glasses through any of a number of vendors. The Company offers the 3D glasses to its customers as an option, which allows a customer the choice of dealing solely with one vendor. The Company does not require the customer to purchase 3D glasses from the Company. When glasses are included in the overall arrangement, the overall pricing is adjusted accordingly. Many arrangements require the customer to order glasses separately based on prices specified in the sale or lease arrangement. The delivery of the glasses is typically dictated by customer request.
Initial maintenance services and separately priced maintenance and extended warranty services are provided to maintain the theatre system components. These services may also include training of technicians for the customer, which will permit the customer to elect a lower priced maintenance package from the Company. Provision of these services is ongoing and distinct from the manufacture and installation of the theatre system components. The Company’s arrangements with its customers provide for a term of initial maintenance, which typically commences once the manufacture and installation of the theatre system components is complete. The Company also enters into arrangements for ongoing maintenance, which are separately priced. The recognition of revenue related to separately priced maintenance and extended warranty services has its own separate accounting guidance (FTB-90-1), which is indicative that the services are a separate deliverable.
Film licenses are distinct from the manufacture and installation of the theatre system components, the provision of accessories and the provision of maintenance services. Also, the recognition of revenue related to a film license has its own separate accounting guidance (SOP 00-2), which is indicative that it is a separate deliverable.
2)     Nature of Arrangements
The Company’s arrangements with customers are prepared in legal form as either sales or lease arrangements. For accounting purposes, the Company assesses these arrangements under EITF 01-08 to determine whether the arrangement is a lease for accounting purposes.
Under arrangements structured legally as a sales agreement, there are certain instances when the customer will not be granted title to the system until the Company has received all payments specified in the arrangement (which may cover payments for a period of ten years or more). The Company uses this type of clause to ensure recovery of the equipment in the event the customer defaults on payment obligations under the arrangement. Where this clause is used and the Company does not have appropriate lien rights on the equipment as security against payment obligations in the applicable jurisdiction, the Company has concluded that this clause will not factor into the delivery criteria assessment for sales and accounts for the arrangements as a sale for accounting purposes. This conclusion is based on FAQ Question 1 to SAB 101/104 issued by the Staff of the SEC. When the Company has lien rights in the applicable jurisdiction, the FAQ concludes that revenue cannot be recognized upon shipment or receipt of the equipment. In these instances as the customer has possession and use of the equipment, the Company evaluates the arrangement in accordance with the criteria under EITF 01-08 to determine whether the arrangement is a lease or a services arrangement. The Company expects that the majority of the arrangements with this clause will be leases that qualify as sales type leases.
For arrangements in which the equipment components are considered to be sales, the Company applies the policies and guidance noted below.
For arrangements in which the equipment components are considered to be leases, the Company follows the guidance in SFAS 13 to determine the classification of the lease. Leases classified as sales-type leases are accounted for using the policies and guidance noted below. Where leases are classified as operating leases, the payments are recognized on a straight-line basis over the term of the lease in accordance with SFAS 13.
Finance income related to the net investment in lease (sales-type leases) or financed receivables (equipment sales) are recognized on an effective interest method over the term of the lease or the financing receivable.
3)     Determining the Units of Accounting
Determining the Units of Accounting for arrangements involving the sale of equipment.
If the arrangement includes a sale of equipment as opposed to a lease of equipment, the Company applies the following steps to identify the units of accounting and the amount of consideration to be allocated:
Step 1: Under Paragraph 4(a) of EITF 00-21, initial maintenance services and separately priced maintenance and extended warranty services (FTB 90-1) and each film license (SOP 00-2) are separate units of accounting. The remaining deliverables (System Deliverable and 3D glasses) are subject to the criteria under Paragraph 9 of EITF 00-21.

Step 2: Upon applying the criteria in Paragraph 9 of EITF 00-21, the Company has concluded that the System Deliverable and the 3D glasses each constitute a separate unit of accounting.
Each of the criteria under Paragraph 9 has been considered to support this conclusion as follows:
9(a) Standalone Value
The Company considers itself as included in the term “any vendor”. If the Company recognizes the revenue on the 3D glasses before the System Deliverable or visa-versa, the Company considers that each unit of accounting has standalone value for the following reasons:
(i)	3D glasses are sold separately to customers without the System Deliverable, particularly as the 3D glasses must be replaced frequently due to wear and tear, and glasses are available from other vendors; and

(ii)	The System Deliverable is sold separately without 3D glasses, particularly when the customer purchases the 3D glasses from another vendor or when a 2D projector is purchased and thus 3D glasses are not required.
9(b) Objective and reliable evidence of fair value of undelivered items
For the future undelivered item, objective and reliable evidence of fair value exists for the same reasons as noted under criteria 9(a) above.
9(c) General right of return for delivered items
The Company’s revenue arrangements do not include a general right of return. The customer is not able to return any delivered or installed item if the Company fails to perform its remaining obligations.
Step 3: The Company will allocate the consideration in an arrangement as follows:
(a)	first, an amount equal to the amounts specified in the arrangement for separately priced maintenance and extended warranty services (FTB 90-1); and

(b)	the remaining amount of consideration on a relative fair value basis to (i) each unit of accounting identified in Step #1 above (e.g. each film license based on SOP 00-2) and (ii) the remaining deliverables (System Deliverable and 3D glasses) as a whole.
Step 4: Amounts allocated to the remaining deliverables as a whole then will be allocated to the units of accounting determined under EITF 00-21 using their relative fair values.
Determining Units of Accounting for arrangements involving the lease of equipment
If the arrangement includes the lease of equipment as opposed to the sale of equipment, the Company applies the following steps to identify the units of accounting and the amount of consideration to be allocated:
Step 1: The Company will separate the deliverables between lease components subject to SFAS 13 (equipment and executory costs such as maintenance), separately priced maintenance and extended warranty services per FTB 90-1, each film license in accordance with SOP 00-2 and the sale of 3D glasses.
Step 2: For the lease components under SFAS 13, the initial maintenance services will be separated from the System Deliverable as they are considered executory costs which are provided over an extended period of time (one or more years). The other upfront services (projectionist training and supervision of installation) will not be separated from the leased property because they are typically performed at the time or within a short time period of the installation of the leased property (i.e., the point at which revenue is recognized as outlined below). While under SFAS 13 each piece of equipment could be considered separate leased property and a separate unit of accounting, the Company has concluded that it would be more appropriate to view all of the equipment as a single unit of accounting for the same reasons as outlined in section 1) to this policy. Prior to installation by the customer of the equipment, the customer has not obtained the ability to substantively use the theater projector system.
Step 3: The Company will allocate the consideration in the arrangement as follows:
(a)	first, an amount equal to the amounts specified in the arrangement for separately priced maintenance and extended warranty services (FTB 90-1); and

(b)	the remaining amount of consideration on a relative fair value basis to (i) each unit of accounting identified in Step #1 above (e.g., each film license based on SOP 00-2), (ii) the lease components as whole, including initial maintenance if included in the lease arrangement and (iii) the 3D glasses.
Step 4: The Company will allocate the amount of consideration assigned to the lease components under Step 3 by:
(a)	first assigning a value to initial maintenance services (as defined in Step 2). The value of the initial maintenance services will be based on the average renewal rates which approximates the Company’s cost plus a reasonable profit thereon; and

(b)	the residual of the consideration to the leased property.
Based on the above analysis, the Company concluded on the following units of accounting under a typical sales or lease arrangement.
TYPICAL UNITS OF ACCOUNTING

•	the System Deliverable

•	3D Glasses

•	Initial maintenance services

•	Separately priced maintenance and extended warranty services

•	Film licenses
4)     Timing of Revenue Recognition
This section will cover all the units of accounting noted above, except for film licenses for which the Company applies SOP 00-2. For the purpose of this analysis the Company has considered the following criteria to be applicable to all the units of accounting:
a)	Persuasive evidence of an arrangement must exist;

b)	The fee must be fixed and determinable; and

c)	Collectibility must be reasonably assured.
With regard to the delivery of products and performance of services, the Company has evaluated this requirement based upon the nature of each unit of accounting.
a)	Persuasive evidence of an arrangement must exist
The Company’s customary business practice for documenting a transaction is by way of either a legally binding term sheet with no contemplated further legal document, a contract and/or a master arrangement or other appropriate legal documentation. The appropriate legal document must be executed by both parties before the point of revenue recognition for each unit of accounting.

It is the Company’s customary business practice that any modifications to the terms and conditions within the original legal arrangement be documented through a legally binding amendment to the original arrangement. On occasion, the Company may modify the arrangement to provide a price reduction or to change the payments’ due dates. A modification of this nature can be agreed to with the customer before period-end with formal drafting and execution of the legally binding amendment occurring subsequent to the period-end. An agreement with the customer on a modification of this nature should be evidenced through either an e-mail or a letter or other written correspondence indicating the agreement in principle of the terms. The Company would not consider these instances to be indicative of the absence of persuasive evidence of an arrangement. All other modifications to the terms and conditions of the original legal arrangement must be executed by both parties prior to the point of revenue recognition for the related unit of accounting.
b)	The fee must be fixed and determinable
Revenue cannot be recognized until the amounts to be recognized are fixed and determinable. The consideration in the Company’s arrangements typically consist of upfront or initial payments made before and after the final installation of the System Deliverable and ongoing payments throughout the term of the lease or over a period of time as specified in the sales agreements. The ongoing payments are calculated, usually on an annual basis, as the greater of a fixed percentage of the customer’s theatre box-office receipts and a fixed minimum amount. The amounts over the fixed minimum amounts are considered contingent payments. Contingent payments are excluded from amounts determined to be fixed and determinable for purposes of revenue recognition and are recorded as reported by the customer. The contingent payments are considered to be associated with the System Deliverable.
On occasion, the Company may enter into multiple system arrangements which include price concessions or discounts as follows:
(a)     In arrangements where the price per system varies based on the number of systems that are installed by the customer, the potential discount is averaged over the number of systems expected or contracted to be installed by the customer.
(b)     The Company may enter into arrangements for additional systems of the same type with an existing customer. In these arrangements, the Company may offer volume purchase concessions or discounts on the additional systems ordered. The Company will average the discount over the total number of systems ordered by the customer but not yet installed.
(c)     The Company may enter into arrangement with an existing customer for additional systems that are different that previously ordered by the customer. The Company will ratably allocate the discount based on the relative fair values of the systems ordered but not yet installed.
c)	Collectibility
The Business Affairs department is responsible for the assessment of collectibility at the time of signing of the contract. Generally, for new customers, a review is performed, which could include evaluating credit reports, financial statements and the performance of a background investigation. An existing customer’s payment history is considered for any new arrangements with that customer.
For arrangements that contain a lease, the Company assesses the collectibility of the lease at its inception. Where collectibility is not reasonably predictable, the Company will record the lease at the point of revenue recognition thereon as an operating lease.
The Company reassesses its determination that collectibility is reasonably assured before it recognizes revenue. The assessment of collectibility in such cases is fact specific and should be evaluated for each individual transaction, with indicative factors such as whether the customer is past due or current, communications with the customer and other financial factors.
Collectibility issues that arise post-revenue recognition from conditions that did not exist at the time of recognition do not impact the recognition of revenue, with the exception of events that occur in the subsequent event period of the recognition quarter. The Company will assess any events occurring in the subsequent event period for indications that are contrary to the Company’s initial assessment of collectibility.
d)	Delivery of product and performance of service must be substantially complete
System Deliverable Unit of Accounting:
For the System Deliverable (which includes equipment subject to a sale or sales-type lease), the Company uses the criteria outlined in SAB 104 to determine when the point of delivery and performance of services has occurred. SFAS 13 does not define the point at which this is to occur for a lease arrangement.
Installation
Revenue will be recognized on the System Deliverable unit of accounting when the projector, sound system and screen components have been installed and the glasses cleaning machine has been delivered. The Company records revenue upon installation as the contract requires the Company to incorporate all necessary technical improvements developed by the Company to the date of installation. For arrangements classified as sales for accounting purposes (as described in section 2 of this document), revenue is not recognized until title passes except when the only rights the Company retains with respect to title are those described in FAQ Question 1 to SAB 101/104 (ie: to enable recovery of the equipment in the event of default on payment and the Company does not have any lien rights against the equipment).
For purposes of lease accounting, revenue recognition would generally commence at the beginning of the lease term. The Company has deemed, for accounting purposes, that the beginning of the lease term is the date of final installation of all the equipment. Prior to this point, the Company continues to be obligated to incorporate all necessary technical improvements to the projector and sound system developed by the Company.
To this end, installation of the equipment is defined as full working condition such that all hookups of services to the equipment are permanent, and meet the Company’s standards for installation as more clearly defined within the Company’s Theatre System Installation Close-Out Report and Installation Checklist. Installation will also require that the equipment, already thoroughly tested individually and as a system at the Company’s facility, be put through a complete function start-up and test procedure to ensure proper operation upon connection to the theatre’s services. This will include checking adjustments of critical components, performing any installation specific work and a full review of the installation work performed by the customer’s hired installers. All components are to be tested individually and as a system.
This does not preclude the existence of warranty items that are corrected on a subsequent visit. As an example, warped platters are warranty items, unless there are insufficient non-warped platters to run the scheduled film at the time of recognition. Screen issues such as striping are generally warranty issues, unless the screen is in an unusable condition as determined by the Company’s on-site installation supervisor. These warranty items, however, should not preclude the initial operation of the equipment by the customer at the customer’s discretion. Where outstanding items of this nature preclude the customer from initial use or enjoyment of the equipment in the manner in which it was intended, and in compliance with the stated contractual specifications of the equipment, the installation will not be viewed as complete.
As evidence of completion of installation of the equipment, the on-site installation supervisors shall complete an IMAX Theatre System Installation Close-Out Report and Installation Checklist. This report outlines the substantial completion of the installation of the equipment and that the equipment meets the specifications identified in the arrangement and defined by the Company. The report is to be approved by the individual’s supervisor or department head. Any and all deficiencies in the installation are to be noted in the report along with an indication of the significance of the outstanding item or deficiency from a technical perspective. Such report is to be evaluated by Finance department personnel to assess completeness of the installation in conjunction with the above guidelines, whether deficiencies or outstanding items are inconsequential or perfunctory and the amount of necessary warranty accruals.
It should be noted that completion of installation will not require the following items to be completed:
•	Installation of glasses cleaning machine at the customer’s theatre as it is a relatively simple process requiring connection to the plumbing and electrical systems only and could be completed by many third-party suppliers. The Company is not responsible for the installation or supervision of installation of this piece of equipment.

•	Final sound tuning of the theatre and final fine calibration of the projection system. These services are typically performed very close to the opening date of the theatre and only when all theatre interior fit and finishes, which are the customer’s responsibility, are complete. The Company views these items as inconsequential and perfunctory since they are not essential to the functionality of the equipment, are performed within a short period of time of installation, are within the Company’s control, not material from a cost perspective and fair value perspective and do not preclude the use of the projection system by the customer since the system has been tested no less than twice upon the installation of the projection system at the customer’s facility. The Company accrues any costs associated with fine tuning when revenue is recognized.

•	Projectionist training is considered inconsequential and perfunctory as the Company provides comprehensive manuals when the equipment is installed, the training is provided shortly after installation, the costs and fair value of the training obligation are not material and the customer has the ability to operate the equipment without the training. The Company accrues any costs associated with training when revenue is recognized.
Acceptance
The Company’s contracts typically do not explicitly require an acceptance of the customer as acceptance can occur based on contractually defined dates within an arrangement and do not therefore require mutual consent. However, the Company’s policy is that signed customer acceptance is required. Such acceptance will be sought and received as evidence of final installation and fulfillment of the material obligations under the arrangement. It is understood that the date a representative of the Company receives the customer acceptance form from the customer will be the date of acceptance for purposes of determining the date that the Company has substantially completed its obligations related to the System Deliverable. When an acceptance certificate is not received by the Company due to delays initiated by the customer, the Company will use the public opening date of the theatre as the date of implicit acceptance by the customer.
Other Units of Accounting:
The 3D glasses are recognized upon delivery. The arrangement’s shipping terms govern the point at which delivery has occurred (i.e., FOB IMAX shipping docks, FOB destination, CIF nearest ocean port).
Initial maintenance services are recognized ratably over the period of designated free maintenance.
Separately priced maintenance and extended warranty services are recognized ratably over the period of the arrangement in accordance with FTB 90-1.

Exhibit 2
CERTIFICATE OF ACCEPTANCE
LOCATION: IMAX® MPX Projection System, Theatre Location (“Theatre”)
In accordance with the terms of the Agreement for Lease of IMAX ® MPX Projection System and License of Trademark made as of dd-mmm-yy, IMAX Corporation (“IMAX”) hereby certifies the completion of the IMAX Theatre System installation, run-in testing and training of personnel as operators of the System and Client Name (“Client”) hereby confirms its acceptance of the above.
The Date of Acceptance, as referred to in the Lease Agreement, shall be the earlier date as indicated below.

Operational Date

Public Opening Date

Client shall advise IMAX of the actual number of seats in the Theatre prior to the opening of the Theatre. Confirmation of the actual number of seats in the Theatre is as follows:

	Total	2D	3D
Number of Fixed Seats

Number of Removable Seats for Wheelchair Accommodation

Total Number of Seats

Per:

Signed, (“Client”) representative	Signed, (“IMAX”) representative

Name (Please print)	Name (Please print)

Title	Title

Dated	Dated

Exhibit 3
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

Exhibit 4
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]

Exhibit 5
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]